February 28, 2023

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 28, 2023. This disclosure can be found on pages 157 to 158 of the Annual Report on Form 20-F and is incorporated by reference herein.

Very truly yours,

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Felipe Francisco García Ascencio
	Name:	Felipe Francisco García Ascencio
	Title:	Chief Executive Officer